UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐             No ☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter dated April 27, 2022 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, April 27th, 2022 Comisión Nacional de Valores

Re.:Telecom Argentina S.A.

Relevant Matter

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) in order to inform that the General Ordinary and Extraordinary Shareholders’ Meeting held today resolved in consideration of Item 4) of the Agenda in fine, to grant the Board of Directors the authority to withdraw, before June 30, 2022, the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” in an amount that allows to distribute a combination of 2030 Global Bonds and 2035 Global Bonds as dividends in kind with a market value as of its valuation date of up to AR$ 41,000 million.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:April 27, 2022	By:	/s/ Fernando J. Balmaceda
		Name:	Fernando J. Balmaceda
		Title:	Responsible for Market Relations